
November 27, 2023

Timothy G. Henry
President and CEO
Franklin Financial Services Corporation
1500 Nitterhouse Drive
Chambersburg, Pennsylvania 17201-0819

> **Re: Franklin Financial Services Corporation**
> **Registration Statement on Form S-3**
> **Filed November 17, 2023**
> **File No. 333-275635**

Dear Timothy G. Henry:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Aisha Adegbuyi at 202-551-8754 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Erik Gerhard, Esq.